Invensys plc

Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

04046820

RLS Stat Com/SEC/Letters/041207/vhb

82-2142

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL RECEIVED DEC 1 5 2004 WASH, D.C.

07 December 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning:

(1) Notification of Major Interests in Shares
(2) Invensys Process Systems Investor Day

Yours faithfully,

PROCESSED DEC 22 2004 THOMSON FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc

Tel: 00 44 207 821 3749
Fax: 00 44 207 821 3884
E-mail: rachel.spencer@invensys.com

12/21

Copy to: Mr. S. Ahmad
Mr. M. Downing

REG-Invensys PLC Holding(s) in Company
06/12/2004

RNS Number:0599G
Invensys PLC
06 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Limited	941,362
Chase Nominees Limited	18,365,699
Midland Bank plc	862,987
Nortrust Nominees	2,766,107
Mellon Nominees (UK) Limited	207,100

Capital International Limited:

State Street Nominees Limited	2,676,048
Bank of New York Nominees	54,904,421
Northern Trust	18,817,144
Chase Nominees Limited	25,706,592

Midland Bank plc	1,906,437
Bankers Trust	1,469,375
Citibank London	8,160,975
Morgan Guaranty	1,931,637
Nortrust Nominees	43,301,697
State Street Bank & Trust Co	13,178,666
Citibank	1,002,598
Deutsche Bank AG	5,554,299
HSBC Bank plc	6,699,848
Mellon Bank N.A.	4,087,837
Northern Trust AVFC	2,590,316
KAS UK 140,400	
Mellon Nominees (UK) Limited	1,028,625
Bank One London	922,350

Capital International S.A.:

Chase Nominees Limited	8,865,048
Midland Bank plc	79,625
Royal Bank of Scotland	823,875
State Street Bank & Trust Co	424,450
Lloyds Bank	257,075
Citibank NA	181,675
HSBC Bank plc	1,964,300

Capital International, Inc.:

State Street Nominees Ltd	17,252,061
Bank of New York Nominees	3,741,524
Northern Trust	250,000
Chase Nominees Limited	20,966,310
Nortrust Nominees	1,123,350
State Street Bank & Trust Co.	473,795
Citibank	135,000
Citibank NA Toronto	5,270,947

HSBC Bank plc	642,243
JP Morgan Chase Bank	730,000

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

2 December 2004

11) Date company informed

6 December 2004

12) Total holding following this notification

280,403,798

13) Total percentage holding of issued class following this notification

4.931% (3.413% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications or Mike Davies, Head of Investor Relations 020 7821 3755

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 6 December 2004

This information is provided by RNS

REG-Invensys PLC Invensys Investor Day
07/12/2004

RNS Number:0942G
Invensys PLC
07 December 2004

Invensys Process Systems Investor Day

As part of our commitment to the financial markets to increase understanding of each of our retained businesses, Invensys is holding two investor seminars on Invensys Process Systems.

The US seminar will be held today, Tuesday 7th December, at the Invensys Process Systems customer site in Atlanta. The UK seminar will be on Thursday 9th December at Cazenove's offices, 20 Moorgate, London.

Both seminars will include presentations on various aspects of the Invensys Process Systems business to provide an insight into the markets, competitors, strategic goals and progress. There will be no update on current trading.

Contact:

Invensys plc	Mike Davies	tel: +44 (0) 20 7821 3538
Maitland	Emma Burdett / Fiona Piper	tel: +44 (0) 20 7379 5151